Exhibit 23.1

To Whom It May Concern:

We hereby consent to the use in the Registration Statement of Cyclacel Pharmaceuticals, Inc. on Form S-1 of our Report of Independent Registered Public Accounting Firm, dated April 2, 2025, except for Note 1, as to which the date is July 23, 2025, on the consolidated balance sheet of Cyclacel Pharmaceuticals, Inc. as of December 31, 2024, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the year then ended.

We also consent to the references to us under the headings “Experts” in such Draft Registration Statement.

Very truly yours,

/s/ Bush & Associates CPA LLC (PCAOB 6797)

Henderson, Nevada

July 23, 2025